UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GEORGIA-PACIFIC CORPORATION

(Name of Subject Company)

GEORGIA-PACIFIC CORPORATION

(Name of Person Filing Statement)

Common Stock, Par Value $0.80 Per Share

(Title of Class of Securities)

373298108

(CUSIP Number of Class of Securities)

James F. Kelley

Executive Vice-President and General Counsel

Georgia-Pacific Corporation

133 Peachtree Street, N.E.,

Atlanta, Georgia, 30303

(404)-652-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:

Creighton O’M. Condon

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022

(212) 848-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on November 17, 2005, by Georgia-Pacific Corporation, a Georgia corporation (the “Company”), relating to the tender offer by Koch Forest Products, Inc. (“Purchaser”), a Georgia corporation and an indirect wholly-owned subsidiary of Koch Industries, Inc., a Kansas corporation (“Parent” or “Koch Industries”), disclosed in a Tender Offer Statement on Schedule TO dated November 17, 2005 and filed with the SEC, to purchase all of the issued and outstanding shares of common stock, par value $0.80 per share, of the Company (the “Shares”) at a purchase price of $48.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated November 17, 2005, and in the related Letter of Transmittal. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Statement.

Item 8. Additional Information

Item 8 of the Statement is hereby amended and supplemented as follows:

The Statement is hereby amended by adding the following sentences immediately after the second paragraph of the section captioned “Antitrust – The European Union” in Item 8:

“The Company understands that on November 18, 2005, Koch Industries, acting on the Purchaser’s behalf, filed the necessary merger submission with the European Commission under Council Regulation (EC) No. 139/2004 of the EC Merger Regulation. Accordingly, unless the European Commission requests additional information or that commitments be made, or elects to extend its review to a Phase II investigation, the standard 25 working day Phase I review period by the European Commission will expire on December 23, 2005.”

The Statement is hereby further amended by adding the following new paragraph immediately after the last paragraph of the section captioned “Antitrust - Canada” in Item 8:

“On November 23, 2005, the Commissioner issued an ARC under Section 102 of the Canadian Competition Act in connection with the Offer. The issuance of this ARC satisfies the Canadian Condition to the Offer.”

The Statement is hereby further amended by adding the following new paragraph immediately after the sole paragraph of the section captioned “Certain Litigation” in Item 8:

“On November 22, 2005, Mr. Simon and Mr. Simon filed an amended class action complaint with respect to the action originally filed on November 16, 2005. The amended complaint names Purchaser, Koch Industries and the Company’s financial advisor as additional parties. The amended complaint alleges, among other things and in addition to the allegations in the original complaint, that the Purchaser and Koch Industries aided and abetted asserted breaches of fiduciary duties by the members of the Company’s Board of Directors. The Company believes that the amended complaint is without merit and intends to vigorously defend the action.”

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GEORGIA-PACIFIC CORPORATION

By:	/s/ WILLIAM C. SMITH III
Name:	William C. Smith III
Title:	Secretary

Dated: November 25, 2005